March 12, 2019

A. Haag Sherman
Chairman
T Acquisition, Inc.
16200 Dallas Parkway, Suite 190
Dallas, Texas 75248

       Re: T Acquisition, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 13, 2019
           CIK No. 0001766526

Dear Mr. Sherman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted February 13, 2019

Summary
Corporate History, Merger and Structure
Merger, page 5

1. Revise to briefly describe the conversion of debt to preferred stock and disclose the material terms of the preferred.
2. File the acquisition agreements for the purchase of HWG and Sanders Morris. See Item
       601(b)(10) of Regulation S-K.
 A. Haag Sherman
FirstName LastNameA. Haag Sherman
T Acquisition, Inc.
Comapany2019 Acquisition, Inc.
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Our Growth Strategy
Selective acquisitions to further diversify financial products, page 11

3. Revise to clarify if there are any current plans, arrangements and/or understandings to make any acquisitions. If not, so state.
Selected Unaudited Pro Forma Consolidated Financial Information, page 16

4. We note that you refer to "predecessor" and "successor" entities on page 16, but this appears to precede your definition and explanation of these terms. Please revise to insert language discussing the T Bancshares acquisition and "predecessor" and "successor"
         references, to give context for the terminology here.
Risk Factors
Risks Related to Our Business
We are subject to possible claims and litigation pertaining to fiduciary responsibility, page 39

5. Please disclose whether you have been subject to any such claims. We face specific risks associated with retention of unguaranteed portions of SBA loans , page 39

6. For clarity, please disclose the percentage of loans that are the unguaranteed SBA loans retained by the Bank.
The occurrence of fraudulent activity, breaches of our information security, and cybersecurity attacks, page 50

7. Please clarify whether you have experienced any of the referenced types of breaches.
         Refer to CF Disclosure Guidance: Topic No. 2.
We face a risk of noncompliance and enforcement action with the Bank Secrecy Act , page 54

8. Please revise to clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.
Sanders Morris and Tectonic Advisors are subject to substantial regulation, page 55

9. Please clarify whether Sanders Morris or Tectonic Advisors has received a poor examination, been subject to an administrative proceeding or been found in violation by the SEC, FINRA or state securities commissions or experienced an imposition of any penalties, censure, fines or cease-and-desist orders from these entities.
We can be subject to legal and regulatory proceedings, investigations and inquiries related to conduct risk, page 56

10. Please disclose whether you have been subject to any conduct risk investigations or
 A. Haag Sherman
FirstName LastNameA. Haag Sherman
T Acquisition, Inc.
Comapany2019 Acquisition, Inc.
March 12, NameT
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FirstName LastName
         inquiries.
We have broad discretion in the use of the net proceeds...., page 57

11. For clarity, please revise this risk factor to disclose your current capital position as well as your expected capital position after the offering.
Use of Proceeds, page 65

12. We note your disclosure of intended uses for proceeds in addition to repaying the $2 million loan is "to contribute such proceeds to the Bank to support its capital position, to finance potential strategic acquisitions to the extent such opportunities arise and for other general corporate purposes, which could include other growth initiatives." Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose, to the extent known. This is required even if management will have broad discretion in allocating the proceeds. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. You may also reserve the right to change the use of proceeds as indicated in Instruction 7 to Regulation S-K Item 504.
         Please note: (1) where you have no current specific plan for a significant portion of the proceeds, Item 504 requires that your disclosure discuss the principal reasons for the offering, and (2) Instruction 6 to Item 504 requires additional disclosure regarding proceeds that may be used to finance acquisitions of other businesses. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.
Capitalization, page 67

13. We note your exclusion of FHLB advances from the Borrowings section of your
         Capitalization table. Please revise your disclosures to quantify the amount of excluded
         FHLB advances and explain why they should be excluded.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Tectonic, page 127

14. We note your disclosures of assets under management ("AUM"). Please revise your
         MD&A to include a discussion and tabular presentation of AUM inflows and outflows
         (i.e, market appreciation or depreciation and trends of inflows and outflows) for the periods presented. Also, please revise to disclose and discuss movements in average advisory fee rates or ranges of fee rates for the periods presented.
15. Please tell us whether your advisory fees include performance-based fee arrangements. To the extent that performance-based fee arrangements exist and are material, quantify and discuss the amounts of performance-based fees recognized, including your accounting policy for recognizing performance-based fee revenue.
 A. Haag Sherman
T Acquisition, Inc.
March 12, 2019
Page 4
Principal Shareholders, page 153

16. Revise to disclose the number of shareholders. See Item 201(b) of Regulation S-K.
T Acquisition, Inc.
Notes to Unaudited Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Organization and Nature of Operations, page F-8

17. We note your disclosures on pages F-8 and F-44 that, as a result of the T Bancshares acquisition, the consolidated financial statements for the Successor and Predecessor periods are not comparable. Please revise so that your disclosure, here or elsewhere in the footnotes as appropriate, is more specific as to why these periods are not comparable (e.g., valuation of assets and liabilities, allocation of purchase price, use of purchase or push-
         down accounting, etc. as applicable). We also suggest that you review other ancillary disclosures of this type throughout your document, considering the need to provide consistent additional information discussing the judgments and determinations in these areas, such as through a revised risk factor or additional disclosures, to allow a reader to fully understand why these items / periods are not comparable.
Notes to Audited Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies, page F-44

18. Please revise, here or where appropriate, to discuss your accounting policy for calculating earnings per share. Refer to ASC 260-10-50-1.
       You may contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameA. Haag Sherman                              Sincerely,
Comapany NameT Acquisition, Inc.
                                                               Division of
Corporation Finance
March 12, 2019 Page 4                                          Office of
Financial Services
FirstName LastName